UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-52768

EDGE RESOURCES INC.
(Exact name of registrant as specified in its charter)

Suite 1400, Elveden House 717-7th Avenue SW Calgary, Alberta T2P 0Z3 (403) 767-9905
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

        Edge Resources Inc. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) on December 19, 2009, the date that its registration statement on Form 20F (SEC File No. 000-52768) was declared effective by the Securities and Exchange Commission (the “Commission”).

        The Company has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form, and the Company has filed at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity

        The Company has never sold securities in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3.	Foreign Listing and Primary Trading Market

The Company has maintained a listing of its Common Shares on the TSX Venture Exchange’s NEX board since November 17, 2006. The NEX board is located in Canada, and Canada constitutes the primary trading market for the Common Shares. The Company’s Common Shares were listed on the TSX Venture Exchange under the Company’s prior corporate name, Global Net Entertainment Corp. prior to October 1, 2003. On October 1, 2003, trading in the Common Stock was suspended as a result of the Company’s failure to file annual and quarterly financial statements. On November 6, 2006, the Company transferred its listing to the NEX board, and trading commenced on the NEX board on November 17, 2006. On May 1, 2008, we initiated a suspension in the trading of our common shares pending the public announcement of the letters of intent relating to the BANG and First West acquisitions, which we entered into on such date.  In July, 2008, our management determined that the trading in our shares of common stock would remain suspended until the closing of the BANG and First West acquisitions. The BANG and First West acquisitions were cancelled at the end of the calendar year of 2008. Trading resumed at the beginning of 2009 and since the end of May 2009 the Company has been trading under the symbol “EDE.”

        The percentage of trading in the Common Shares that occurred in Canada during the 12-month period beginning September 1, 2010 to August 31, 2011 was 100%.

Item 4.	Comparative Trading Volume Data

        Not applicable.

Item 5.	Alternative Record Holder Information

        As of July 31, 2011, there were 151 record holders of the Company’s Common Shares on a worldwide basis. The Company relied on Computershare to determine the number of holders of its equity securities.

Item 6.	Debt Securities

        Not applicable.

Item 7.	Notice Requirement

        The Company issued a press release, dated September 2, 2011, announcing its intent to terminate its registration of Common Shares under Section 12(g) of the Exchange Act, and its duty to file reports under Section 13(a) of the Exchange Act. The Company disseminated this press release and notice via Marketwire newswire service to disseminate the notice in the United States. The Company submitted a copy of this press release under cover of a Form 6-K, filed on September 2, 2011.

Item 8.	Prior Form 15 Filers

        Not Applicable.

PART II

Item 9.     Rule 12g3-2(b) Exemption

        The Company is a reporting issuer in the provinces of British Columbia and Alberta in Canada. Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, the Company is required to make public and file on the System for Electronic Document Analysis and Retrieval at www.sedar.com, among other things, the following documents: all interim and annual financial statements together with the appropriate MD&A; a notice of any change to its corporate structure; documents regarding any reverse takeover; a notice of any change to its auditors; an annual information form; all news releases that disclose material information; all material change reports; business acquisition reports for significant acquisitions; management information circulars and proxy-related material; certain material contracts; and any other information the Company sends to its security holders. All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available at www.sedar.com.

PART III

Item 10.	Exhibits

     Not applicable.

Item 11.	Undertakings

        The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

        1. The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

        2. Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii); or

        3. It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, Edge Resources Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Edge Resources Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

EDGE RESOURCES INC.

By: /s/ Nathan Steinke
Nathan Steinke Chief Financial Officer (Principal Financial Officer)

Date: September 2, 2011